Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ Q3 2020
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports strong 2020 third-quarter results

Significant increase in earnings and cash flow

Company on track to meet annual guidance for ninth consecutive year

Toronto, Ontario – November 4, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2020.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2020 third-quarter highlights:

	Q3 2020 results	First nine months 2020 results	2020 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	603,312	1,742,616	2.4 million
Production cost of sales [1,2] ($ per Au eq. oz.)	$737	$738	$720
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$958	$978	$970
Capital expenditures	$212.1 million	$617.8 million	$900 million

•	Kinross remains on track to meet its original 2020 guidance for production, cost of sales per ounce, all-in sustaining cost per ounce and capital expenditures for the ninth consecutive year, despite impacts from the COVID-19 pandemic.

•	Production[1,2] of 603,312 attributable gold equivalent ounces (Au eq. oz.), and sales of 588,559 Au eq. oz.

•	Production cost of sales[1,2] of $737 per Au eq. oz. and all-in sustaining cost[1,2] of $958 per Au eq. oz. sold, both of which are within the Company’s 2020 guidance range.

•	Attributable margin per Au eq. oz. sold[3] increased 60% to $1,171 per Au eq. oz. compared with Q3 2019, significantly outpacing the year-over-year 30% increase in the average realized gold price[4].

•	Operating cash flow more than doubled to $544.1 million, and adjusted operating cash flow[2] increased by 86% to $549.6 million, compared with Q3 2019.

•	Reported net earnings[5] nearly quadrupled to $240.7 million, or $0.19 per share, and adjusted net earnings[2] nearly tripled to $310.2 million, or $0.25 per share, compared with Q3 2019.

•	Cash and cash equivalents of $933.5 million and total liquidity of $2.5 billion at September 30, 2020. The Company also further improved its debt metrics, including its net debt to EBITDA ratio.

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on December 10, 2020 to shareholders of record at the close of business on November 25, 2020. The Company also declared a dividend on September 17, 2020 and announced plans to pay a regular quarterly dividend.

•	In August 2020, Kinross released its biennial Sustainability Report, highlighting the Company’s strong environmental, social and governance (ESG) record.

•	On September 17, 2020, the Company announced a growing three-year production profile, with production expected to increase 20% to 2.9 million Au eq. oz. in 2023.

•	On September 30, 2020, Kinross acquired 70% of the Peak project in Alaska. As the project operator, the Company expects to process Peak ore at its Fort Knox mill, benefitting both the project and mine.

•	On October 20, 2020, Kinross provided a long-term production outlook, with expected average annual production of 2.5 million Au eq. oz. out to 2029.

1) Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on Kinross’ 90% share of Chirano and 70% share of Peak production and costs.

2) These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3) Attributable margin per equivalent ounce sold is a non-GAAP financial measure and is defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

4) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

5) Net earnings figures in this release represent “net earnings attributable to common shareholders.”

p.1 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2020 third-quarter results:

“Kinross delivered another strong quarter, generating robust free cash flow and a significant increase in earnings. Our mines continued to perform well as our global teams have effectively managed the operational challenges caused by the COVID-19 pandemic. As a result, we are well on track to meet our annual guidance for production and costs for the ninth consecutive year.

“Year-over-year, our margins grew by 60% to $1,171 per gold ounce sold, which substantially outpaced the 30% increase in the average realized gold price. We also continued to strengthen our investment grade balance sheet and ended the quarter with approximately $935 million in cash and total liquidity of $2.5 billion.

“In September, we were pleased to announce an expected 20% increase in production over the next three years to 2.9 million gold equivalent ounces, along with plans for a quarterly dividend to return capital to our shareholders. We also provided a long-term production outlook which forecasts Kinross producing an average of 2.5 million gold equivalent ounces annually through to 2029.

“Our robust financial position, diverse operating portfolio, attractive project pipeline and successful track record of exploration and project development provides a strong foundation from which to continue building value well into the future.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars, except ounces,	September 30,		September 30,
per share amounts, and per ounce amounts)	2020	2019	2020	2019
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	607,744	612,697	1,755,363	1,877,546
Sold(c)	593,218	597,635	1,738,379	1,841,841

Attributable gold equivalent ounces(a)
Produced(c)	603,312	608,033	1,742,616	1,862,315
Sold(c)	588,559	592,689	1,725,778	1,826,373

Financial Highlights
Metal sales	$1,131.3	$877.1	$3,018.3	$2,501.1
Production cost of sales	$439.4	$440.6	$1,289.2	$1,278.4
Depreciation, depletion and amortization	$204.8	$176.9	$608.3	$520.9
Reversal of impairment charge	$-	$-	$48.3	$-
Operating earnings	$393.4	$162.6	$907.1	$422.3
Net earnings attributable to common shareholders	$240.7	$60.9	$559.1	$197.1
Basic earnings per share attributable to common shareholders	$0.19	$0.05	$0.44	$0.16
Diluted earnings per share attributable to common shareholders	$0.19	$0.05	$0.44	$0.16
Adjusted net earnings attributable to common shareholders(b)	$310.2	$104.0	$631.7	$266.9
Adjusted net earnings per share(b)	$0.25	$0.08	$0.50	$0.21
Net cash flow provided from operating activities	$544.1	$231.7	$1,276.5	$816.3
Adjusted operating cash flow(b)	$549.6	$295.4	$1,385.1	$813.9
Capital expenditures(d)	$212.1	$242.6	$617.8	$762.3
Average realized gold price per ounce(b)	$1,908	$1,467	$1,736	$1,358
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$741	$737	$742	$694
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$737	$735	$738	$692
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$707	$716	$717	$677
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$934	$1,016	$962	$949
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$958	$1,028	$978	$958
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,226	$1,305	$1,226	$1,261
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,243	$1,309	$1,237	$1,264

(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) and Peak (70%) production and costs.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 17 of this news release.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2020 was 78.68:1 (third quarter of 2019 – 86.73:1). The ratio for the first nine months of 2020 was 90.15:1 (first nine months of 2019 – 86.13:1).

(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

p.2 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2020 third-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 603,312 attributable Au eq. oz. in Q3 2020, compared with 608,033 Au eq. oz. in Q3 2019. The slight decrease was largely due to lower production at Paracatu, Maricunga and Kupol, largely offset by increases at Fort Knox and Bald Mountain.

Average realized gold price3: The average realized gold price in Q3 2020 increased 30% to $1,908 per ounce, compared with $1,467 per ounce in Q3 2019.

Revenue: Revenue from metal sales increased by 29% to $1,131.3 million in Q3 2020, compared with $877.1 million during the same period in 2019.

Production cost of sales1, 2: Production cost of sales per Au eq. oz. was $737 for Q3 2020 and was in line with $735 for Q3 2019. Production cost of sales per Au oz. on a by-product basis decreased to $707 in Q3 2020, compared with $716 in Q3 2019, based on Q3 2020 attributable gold sales of 573,173 ounces and attributable silver sales of 1,210,707 ounces.

Margins: Kinross’ attributable margin per Au eq. oz. sold3 increased by 60% to $1,171 for Q3 2020, compared with the Q3 2019 margin of $732, and significantly outpacing the year-over-year 30% increase in average realized gold price.

All-in sustaining cost1, 2: All-in sustaining cost per Au eq. oz. sold decreased to $958 in Q3 2020, compared with $1,028 in Q3 2019. All-in sustaining cost per Au oz. sold on a by-product basis decreased to $934 in Q3 2020, compared with $1,016 in Q3 2019. The decrease in all-in sustaining cost was primarily a result of lower capital expenditures.

Operating cash flow: Adjusted operating cash flow2 for Q3 2020 increased by 86% to $549.6 million, compared with $295.4 million for Q3 2019, primarily due to the increase in margins.

Net operating cash flow increased by 135% to $544.1 million for Q3 2020, compared with $231.7 million for Q3 2019.

Earnings: Adjusted net earnings2 nearly tripled to $310.2 million, or $0.25 per share, for Q3 2020, compared with $104.0 million, or $0.08 per share, for Q3 2019, primarily due to the increase in margins.

Reported net earnings5 nearly quadrupled to $240.7 million, or $0.19 per share, for Q3 2020, compared with $60.9 million, or $0.05 per share, for Q3 2019.

Capital expenditures: Capital expenditures were $212.1 million for Q3 2020, compared with $242.6 million for Q3 2019, primarily due to decreases in spending at Bald Mountain and Tasiast.

Balance sheet and financial position

As of September 30, 2020, Kinross had cash and cash equivalents of $933.5 million, compared with $1,527.1 million at June 30, 2020. The decrease was primarily related to the full repayment of the $750 million drawn from the Company’s $1.5 billion credit facility earlier in the year as a precaution against uncertainties caused by the COVID-19 pandemic and the acquisition of the Peak project. Strong free cash flow generated during Q3 2020 partially offset the cash used for the repayment and acquisition.

The Company had additional available credit of $1,565.3 million as of September 30, 2020, and total liquidity of approximately $2.5 billion. Kinross had total debt of approximately $1.9 billion, of which $500 million in senior notes are due in September 2021, which the Company intends to repay.

Kinross continues to prioritize maintaining and strengthening its investment grade balance sheet.

p.3 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating results

The Company’s comprehensive response to the COVID-19 pandemic continued to maintain the safety of its global workforce and host communities while mitigating operational impacts.

Mine-by-mine summaries for 2020 third-quarter results can be found on pages eight and 12 of this news release. Operational highlights from Q3 2020 include the following:

Americas

Fort Knox performed well during the quarter, with higher production and lower cost of sales per ounce sold compared with Q2 2020 mainly due to strong mill performance. The operation delivered higher production compared with Q3 2019 as a result of higher mill grades and mill throughput. Cost of sales per ounce sold decreased year-over-year due to increased production and mill throughput, partially offset by higher operating waste mined.

Round Mountain’s production was largely in line with Q2 2020, with cost of sales per ounce sold decreasing mainly as a result of lower contractor costs. Year-over-year production decreased primarily as a result of lower mill grades, partially offset by higher ounces recovered from the heap leach pads. Cost of sales per ounce sold was lower compared with Q3 2019 mainly due to a decrease in operating waste mined and lower fuel costs.

At Bald Mountain, both production and cost of sales per ounce sold were largely consistent with Q2 2020. Production increased compared with Q3 2019 as more ounces were recovered from the Vantage Complex heap leach pad due to higher grades. Cost of sales per ounce sold increased year-over-year mainly due to higher royalty expenses driven by higher gold prices.

At Paracatu, production was lower quarter-over-quarter mainly due to a decrease in mill throughput as a result of planned maintenance and lower grades. The lower throughput, and a decrease in recoveries, contributed to the lower production year-over-year. Production is expected to improve in the fourth quarter as mining is expected to transition to higher grade ore. Cost of sales per ounce sold increased compared with Q2 2020 and Q3 2019 mainly as a result of lower ounces produced, higher contractor costs and maintenance supplies, partially offset by favourable foreign exchange movements.

Russia

At Kupol and Dvoinoye, production was largely in line with the previous quarter and was lower year-over-year mainly due to anticipated lower grades at Kupol. Cost of sales per ounce sold was lower compared with Q2 2020 and Q3 2019, primarily due to reduced mining activity at Dvoinoye. Favourable foreign exchange rates also contributed to the year-over-year decrease in cost of sales per ounce sold, which was partially offset by higher royalties associated with the increase in the average realized gold price.

West Africa

Tasiast performed well, with higher production quarter-over-quarter and year-over-year. While production in the second quarter was negatively impacted by a strike, Q3 2020 production improved as a result of record mill grades and higher mill throughput, with Tasiast achieving a record production month in August. Cost of sales per ounce sold increased compared with Q2 2020 mainly due to higher royalty expenses and increased milling supplies. Compared with Q3 2019, production increased due to higher mill grades, which was partially offset by lower mill throughput and recoveries, while cost of sales per ounce sold was largely consistent.

During the quarter, Tasiast’s mining rate continued to ramp up and is now operating at near full capacity after rates were affected by the strike in Q2 2020 and COVID-19 impacts earlier in the year. As a result of lower mining rates, approximately 100k Au eq. oz. of production is expected to be deferred from 2021 to 2022. Kinross does not expect any impacts to Tasiast’s life of mine production.

p.4 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Chirano, production increased compared with the previous quarter primarily due to higher mill throughput, and cost of sales per ounce sold increased due to higher milling costs. Year-over-year production was lower as a result of lower grades, and cost of sales per ounce sold increased due to higher milling costs and maintenance supplies, partially offset by lower operating waste mined.

Long-term production outlook

On September 17, 2020, Kinross announced a growing three-year production profile, with production expected to increase by approximately half a million ounces, or 20%, to 2.9 million Au eq. oz. in 2023. The Company expects production1 (+/- 5%) of 2.4 million Au eq. oz. in 2021, 2.7 million Au eq. oz. in 2022, and 2.9 million Au eq. oz. in 2023.

On October 20, 2020, Kinross provided a long-term production outlook, with expected average annual production of 2.5 million Au eq. oz.1 to 2029. Kinross’ production outlook is based on long-life assets that anchor the Company’s global portfolio, along with numerous growth projects in all operating regions.

Development projects

Alaska projects

At the Fort Knox Gilmore project, work on infrastructure and processing facilities is now substantially complete. First ore was placed on the new Barnes Creek heap leach pad in early October, as construction of the pad was completed on time and under budget during the quarter. Stripping is progressing well, and the Company expects to accelerate production at the Gilmore project to bring ounces forward as part of Kinross’ growing three-year production profile.

On September 30, 2020, the Company acquired a 70% interest in the open pit Peak project in Alaska for total cash consideration of $93.7 million. As the project operator, Kinross expects to process Peak ore at its Fort Knox mill. Processing ore at Fort Knox avoids mill construction at Peak and is expected to decrease execution risk, lower capital expenditures, drive attractive returns, and reduce the project’s environmental footprint and permitting requirements. Blending the higher grade ore from Peak with Fort Knox ore is expected to extend mill operation at Fort Knox, reduce overall costs and increase cash flow. The project is expected to benefit the state and local communities, in particular, the Upper Tanana Athabascan Village of Tetlin.

Kinross expects to commence production at Peak in 2024, with total production of approximately 1 million Au eq. oz. over 4.5 years at average mining grades of approximately 6 g/t. Kinross plans to commence a drilling program before year end to further develop the project’s resource base, and expects to complete permitting and a feasibility study by the end of 2022.

Tasiast 24k

The Tasiast 24k project is advancing well and remains on schedule to increase throughput capacity to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023. The project is now approximately 45% complete, with civil and mechanical works progressing well in the processing plant, including the gravity circuit, thickener and screens. Work on power plant construction, which was previously delayed by COVID-19 impacts, is now ramping up.

Chulbatkan license – Udinsk project

At the Udinsk development project – the first project the Company expects to develop on the larger Chulbatkan license – study work is advancing well. The 2020 drill program has ramped back up after challenges related to COVID-19 earlier in the year, and as of the end of Q3 2020, approximately 50,000 metres of drilling have been completed. All of the current estimated mineral resources at Chulbatkan are located at Udinsk, which has a footprint that represents less than 1% of the approximately 450 sq. kilometre Chulbatkan license area.

p.5 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

On the Chulbatkan license, a geochemistry and geophysics exploration program completed outside of Udinsk has returned positive results, with new anomalies identified. The large, prospective Chulbatkan license area provides exploration potential that is incremental to the Udinsk project.

La Coipa Restart and Lobo-Marte

The La Coipa Restart project is progressing well and is on schedule to begin pre-stripping in early 2021, with first production expected in mid-2022. An access road to the Phase 7 pit has been established and refurbishments of the fleet that was successfully transferred from Maricunga in April 2020 are progressing well. Early work on refurbishing the plant and existing infrastructure is also advancing well as the team continues to work to offset challenges to project timing caused by COVID-19 impacts. The Company continues to study opportunities to incorporate adjacent deposits with existing mineral reserves and resources into the La Coipa mine plan and potentially extend mine life.

At the Lobo-Marte project, work on permitting and the feasibility study (FS) is advancing, with the FS on schedule to be completed in Q4 2021. The Company is targeting production at Lobo-Marte to commence in 2027 after the completion of mining at La Coipa. Kinross continues to believe that Lobo-Marte offers the potential of a long-life, cornerstone asset with attractive costs.

2020 guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

On September 17, 2020, the Company reinstated its 2020 guidance originally announced on February 12, 2020.

Kinross is on track to meet its production1 guidance of 2.4 million Au eq. oz. (+/- 5%), its cost of sales per ounce1 guidance of $720 per Au eq. oz. sold (+/- 5%), and its all-in sustaining cost1 guidance of $970 per Au eq. oz. sold (+/- 5%) for 2020. The Company also remains on track to meet its capital expenditures guidance of $900 million (+/- 5%).

2019 Sustainability Report

In August 2020, Kinross released its biennial Sustainability Report (“Report”) detailing the Company’s progress over the past two years in delivering on its commitment to responsible mining. The Report provides a transparent account of Kinross’ sustainability performance, including ESG activities, and an in-depth review of the Company’s relationships with host communities, workforce and host governments.

Health and safety remains Kinross’ top priority and is exemplified by its strong safety performance. Incident frequency rates have remained among the lowest in the industry, and on par with, or better than rates in low-risk, non-industrial sectors. In line with this commitment, the Report provides comprehensive information on Kinross’ COVID-19 Response, which includes rigorous measures to keep its employees safe, mitigate the spread of the virus, maintain business continuity and production, and support employees and host communities.

The Company continued to deliver socio-economic value, and provided benefits to host countries with a total of $3.2 billion spent in-country in 2019 through taxes, wages, procurement and community support.

Kinross has adopted the World Gold Council’s Responsible Gold Mining Principles (RGMPs), proceeded with the implementation of the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and continued to advance the UN Sustainable Development Goals (SDGs). The Report follows the Global Reporting Initiative (GRI) framework, fulfills Kinross’ commitment as a participant in the UN Global Compact, and includes metrics from the Mining and Metals Standard of the Sustainability Accounting Standards Board (SASB).

p.6 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Q3 2020 conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 5, 2020 at 8:00 a.m. ET followed by a question-and-answer session. Please enter the passcode: 8369428 to access the call.

Canada & US toll-free – +1 (833) 968-2237; Passcode: 8369428

Outside of Canada & US – +1 (825) 312-2059; Passcode: 8369428

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 8369428

Outside of Canada & US – +1 (416) 621-4642; Passcode: 8369428

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2020 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p.7 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

	Gold equivalent ounces
Three months ended September 30,	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
(unaudited)	2020	2019	2020	2019	2020	2019	2020	2019
Fort Knox	72,705	54,027	73,267	51,606	$69.5	$58.3	$949	$1,130
Round Mountain	76,039	82,195	72,717	81,617	49.7	57.5	683	705
Bald Mountain	49,339	33,995	37,492	37,644	32.1	30.6	856	813
Paracatu	131,000	146,396	128,782	145,662	96.6	99.5	750	683
Maricunga	3,132	18,016	4,442	9,203	1.0	7.0	225	761
Americas Total	332,215	334,629	316,700	325,732	248.9	252.9	786	776

Kupol	128,144	137,562	126,637	136,088	69.2	82.6	546	607
Russia Total	128,144	137,562	126,637	136,088	69.2	82.6	546	607

Tasiast	103,065	93,865	103,295	86,357	65.2	55.1	631	638
Chirano (100%)	44,320	46,641	46,586	49,458	56.1	50.0	1,204	1,011
West Africa Total	147,385	140,506	149,881	135,815	121.3	105.1	809	774

Operations Total	607,744	612,697	593,218	597,635	439.4	440.6	741	737
Less Chirano non-controlling interest (10%)	(4,432)	(4,664)	(4,659)	(4,946)	(5.6)	(5.0)
Attributable Total	603,312	608,033	588,559	592,689	$433.8	$435.6	$737	$735

	Gold equivalent ounces
Nine months ended September 30,	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
(unaudited)	2020	2019	2020	2019	2020	2019	2020	2019
Fort Knox	180,402	147,080	180,500	145,283	$200.2	$147.8	$1,109	$1,017
Round Mountain	234,855	258,163	229,519	252,337	157.4	171.3	686	679
Bald Mountain	139,795	121,814	129,462	112,421	110.5	86.8	854	772
Paracatu	394,217	479,339	390,625	478,579	267.7	301.2	685	629
Maricunga	3,132	35,380	6,912	26,301	2.6	19.8	376	753
Americas Total	952,401	1,041,776	937,018	1,014,921	738.4	726.9	788	716

Kupol	380,012	395,334	379,432	391,375	225.4	230.8	594	590
Russia Total	380,012	395,334	379,432	391,375	225.4	230.8	594	590

Tasiast	295,481	288,124	295,924	280,863	174.9	180.0	591	641
Chirano (100%)	127,469	152,312	126,005	154,682	150.5	140.7	1,194	910
West Africa Total	422,950	440,436	421,929	435,545	325.4	320.7	771	736

Operations Total	1,755,363	1,877,546	1,738,379	1,841,841	1,289.2	1,278.4	742	694
Less Chirano non-controlling interest (10%)	(12,747)	(15,231)	(12,601)	(15,468)	(15.0)	(14.1)
Attributable Total	1,742,616	1,862,315	1,725,778	1,826,373	$1,274.2	$1,264.3	$738	$692

p.8 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	September 30,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$933.5	$575.1
Restricted cash	13.1	15.2
Accounts receivable and other assets	182.4	137.4
Current income tax recoverable	157.0	43.2
Inventories	1,032.0	1,053.8
	2,318.0	1,824.7
Non-current assets
Property, plant and equipment	6,836.3	6,340.0
Goodwill	158.8	158.8
Long-term investments	106.2	126.2
Investment in joint venture	18.3	18.4
Other long-term assets	570.4	572.7
Deferred tax assets	-	35.2
Total assets	$10,008.0	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$468.2	$469.3
Dividend payable	37.7	-
Current income tax payable	72.8	68.0
Current portion of long-term debt and credit facilities	499.6	-
Current portion of provisions	56.7	57.9
Other current liabilities	40.2	20.3
Deferred payment obligation	141.5	-
	1,316.7	615.5
Non-current liabilities
Long-term debt and credit facilities	1,423.1	1,837.4
Provisions	815.6	838.6
Long-term lease liabilities	28.9	38.9
Unrealized fair value of derivative liabilities	14.0	0.8
Other long-term liabilities	94.6	107.7
Deferred tax liabilities	435.5	304.5
Total liabilities	$4,128.4	$3,743.4

Equity
Common shareholders' equity
Common share capital	$4,473.6	$14,926.2
Contributed surplus	10,705.7	242.1
Accumulated deficit	(9,308.0)	(9,829.4)
Accumulated other comprehensive income (loss)	(48.6)	(20.4)
Total common shareholders' equity	5,822.7	5,318.5
Non-controlling interests	56.9	14.1
Total equity	5,879.6	5,332.6
Total liabilities and equity	$10,008.0	$9,076.0

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,258,287,630	1,253,765,724

p.9 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Revenue
Metal sales	$1,131.3	$877.1	$3,018.3	$2,501.1

Cost of sales
Production cost of sales	439.4	440.6	1,289.2	1,278.4
Depreciation, depletion and amortization	204.8	176.9	608.3	520.9
Reversal of impairment charge	-	-	(48.3)	-
Total cost of sales	644.2	617.5	1,849.2	1,799.3
Gross profit	487.1	259.6	1,169.1	701.8
Other operating expense	43.6	29.1	118.4	91.5
Exploration and business development	24.8	35.6	61.8	83.5
General and administrative	25.3	32.3	81.8	104.5
Operating earnings	393.4	162.6	907.1	422.3
Other income (expense) - net	(3.4)	5.2	5.2	5.4
Finance income	0.8	2.3	3.8	6.3
Finance expense	(27.4)	(23.8)	(85.9)	(77.4)
Earnings before tax	363.4	146.3	830.2	356.6
Income tax expense - net	(121.8)	(85.5)	(269.3)	(160.1)
Net earnings	$241.6	$60.8	$560.9	$196.5
Net earnings (loss) attributable to:
Non-controlling interests	$0.9	$(0.1)	$1.8	$(0.6)
Common shareholders	$240.7	$60.9	$559.1	$197.1

Earnings per share attributable to common shareholders
Basic	$0.19	$0.05	$0.44	$0.16
Diluted	$0.19	$0.05	$0.44	$0.16

Weighted average number of common shares outstanding (millions)
Basic	1,258.1	1,252.8	1,256.8	1,251.9
Diluted	1,269.0	1,263.9	1,267.6	1,261.7

p.10 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$241.6	$60.8	$560.9	$196.5
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	204.8	176.9	608.3	520.9
Reversal of impairment charge	-	-	(48.3)	-
Share-based compensation expense	3.1	3.3	10.4	10.9
Finance expense	27.4	23.8	85.9	77.4
Deferred tax expense (recovery)	63.4	15.3	175.9	(16.1)
Foreign exchange losses (gains) and other	9.3	(1.4)	(8.0)	7.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	(40.9)	(76.2)	(168.6)	(101.9)
Inventories	(13.0)	(40.5)	26.3	9.5
Accounts payable and accrued liabilities	78.4	131.6	190.6	174.0
Cash flow provided from operating activities	574.1	293.6	1,433.4	878.8
Income taxes paid	(30.0)	(61.9)	(156.9)	(62.5)
Net cash flow provided from operating activities	544.1	231.7	1,276.5	816.3
Investing:
Additions to property, plant and equipment	(212.1)	(242.6)	(617.8)	(762.3)
Interest paid capitalized to property, plant and equipment	(16.9)	(22.9)	(43.0)	(44.7)
Acquisitions	(122.5)	-	(250.8)	(30.0)
Net proceeds from the sale of (additions to) long-term investments and other assets	2.4	(0.6)	(0.9)	(12.9)
Net proceeds from the sale of property, plant and equipment	1.1	0.8	3.3	2.9
Decrease (increase) in restricted cash - net	0.2	0.6	(22.9)	(0.2)
Interest received and other - net	0.7	1.1	2.4	3.2
Net cash flow used in investing activities	(347.1)	(263.6)	(929.7)	(844.0)
Financing:
Proceeds from drawdown of debt	-	40.0	950.0	300.0
Repayment of debt	(750.0)	(95.0)	(850.0)	(200.0)
Interest paid	(34.1)	(26.6)	(63.1)	(55.0)
Payment of lease liabilities	(4.0)	(3.2)	(13.5)	(10.4)
Other - net	1.0	1.0	(3.6)	0.8
Net cash flow (used in) provided from financing activities	(787.1)	(83.8)	19.8	35.4
Effect of exchange rate changes on cash and cash equivalents	(3.5)	(1.7)	(8.2)	1.3
(Decrease) increase in cash and cash equivalents	(593.6)	(117.4)	358.4	9.0
Cash and cash equivalents, beginning of period	1,527.1	475.4	575.1	349.0
Cash and cash equivalents, end of period	$933.5	$358.0	$933.5	$358.0

p.11 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 Operating Summary

	Mine	Period	Ownership (%)	Tonnes Ore Mined (a) ('000 tonnes)	Ore Processed (Milled) (a) ('000 tonnes)	Ore Processed (Heap Leach) (a) ('000 tonnes)	Grade (Mill) (g/t)	Grade (Heap Leach) (g/t)	Recovery (b)(h) (%)	Gold Eq Production (e) (ounces)	Gold Eq Sales (e) (ounces)	Production cost of sales ($ millions)	Production cost of sales/oz ($/ounce)	Cap Ex (g) ($ millions)	DD&A ($ millions)
Americas	Fort Knox	Q3 2020	100	7,202	2,664	5,497	0.67	0.19	83%	72,705	73,267	$69.5	$949	$39.7	$27.9
		Q2 2020	100	6,116	2,048	4,783	0.73	0.23	83%	56,031	56,465	66.1	$1,171	33.9	23.3
		Q1 2020	100	6,795	1,859	5,694	0.60	0.23	80%	51,667	50,768	64.6	$1,272	19.1	22.8
		Q4 2019	100	7,648	2,615	5,498	0.43	0.20	81%	53,183	55,040	65.9	$1,197	37.1	25.0
		Q3 2019	100	7,094	2,097	5,250	0.52	0.21	83%	54,027	51,606	58.3	$1,130	37.4	24.7
	Round Mountain	Q3 2020	100	6,085	972	5,884	0.79	0.39	83%	76,039	72,717	$49.7	$683	$39.2	$11.6
		Q2 2020	100	4,431	911	4,357	0.80	0.36	84%	74,351	71,087	51.6	$726	36.9	10.2
		Q1 2020	100	3,700	954	3,594	0.83	0.43	83%	84,465	85,715	56.1	$654	41.8	12.6
		Q4 2019	100	7,408	882	7,140	1.00	0.36	82%	103,501	108,402	79.3	$732	62.7	12.6
		Q3 2019	100	7,128	1,004	7,557	1.05	0.32	85%	82,195	81,617	57.5	$705	43.1	9.1
	Bald Mountain	Q3 2020	100	4,922	-	4,922	-	0.56	nm	49,339	37,492	$32.1	$856	$23.4	$27.1
		Q2 2020	100	4,051	-	4,051	-	0.53	nm	48,368	49,594	42.7	$861	29.6	30.2
		Q1 2020	100	3,254	-	3,254	-	0.55	nm	42,087	42,376	35.7	$842	31.5	26.7
		Q4 2019	100	2,928	-	3,007	-	0.48	nm	66,147	65,381	49.8	$762	54.6	36.3
		Q3 2019	100	6,494	-	6,494	-	0.41	nm	33,995	37,644	30.6	$813	38.9	14.8
	Paracatu	Q3 2020	100	12,468	13,673	-	0.38	-	74%	131,000	128,782	$96.6	$750	$27.2	$42.4
		Q2 2020	100	15,223	14,703	-	0.40	-	74%	138,851	140,646	83.6	$594	49.1	45.2
		Q1 2020	100	12,350	13,224	-	0.39	-	75%	124,367	121,197	87.5	$722	14.4	37.7
		Q4 2019	100	12,393	14,168	-	0.38	-	76%	140,224	140,430	111.1	$791	21.4	42.8
		Q3 2019	100	12,442	14,731	-	0.38	-	78%	146,396	145,662	99.5	$683	36.8	39.5
	Maricunga	Q3 2020	100	-	-	-	-	-	nm	3,132	4,442	$1.0	$225	$-	$0.2
		Q2 2020	100	-	-	-	-	-	nm	-	1,159	0.8	$690	-	0.3
		Q1 2020	100	-	-	-	-	-	nm	-	1,311	0.8	$610	-	0.3
		Q4 2019	100	-	-	-	-	-	nm	3,221	17,455	11.7	$670	-	0.4
		Q3 2019	100	-	-	-	-	-	nm	18,016	9,203	7.0	$761	-	0.4
Russia	Kupol (c)(d)(f)	Q3 2020	100	365	430	-	8.99	-	95%	128,144	126,637	$69.2	$546	$6.1	$27.0
		Q2 2020	100	386	416	-	9.73	-	95%	130,983	130,771	79.3	$606	5.9	31.1
		Q1 2020	100	500	425	-	8.73	-	95%	120,885	122,024	76.9	$630	5.6	34.4
		Q4 2019	100	468	435	-	9.14	-	95%	132,009	135,083	83.3	$617	15.8	34.8
		Q3 2019	100	338	431	-	9.65	-	95%	137,562	136,088	82.6	$607	7.6	32.2
West Africa	Tasiast	Q3 2020	100	1,338	1,244	-	2.78	-	94%	103,065	103,295	$65.2	$631	$50.0	$50.2
		Q2 2020	100	1,134	1,168	-	2.40		94%	88,579	98,679	57.8	$586	40.6	54.8
		Q1 2020	100	1,160	1,467	-	2.31	-	95%	103,837	93,950	51.9	$552	69.2	40.3
		Q4 2019	100	1,129	1,379	-	2.39	-	96%	102,973	101,940	50.4	$494	86.1	35.0
		Q3 2019	100	1,010	1,297	-	2.37	-	97%	93,865	86,357	55.1	$638	68.3	32.0
	Chirano - 100%	Q3 2020	100	768	815	-	1.87	-	88%	44,320	46,586	$56.1	$1,204	$5.0	$16.1
		Q2 2020	100	679	785	-	1.85	-	88%	38,683	40,084	46.6	$1,163	5.8	13.1
		Q1 2020	100	690	873	-	1.73	-	88%	44,465	39,335	47.8	$1,215	5.1	15.9
		Q4 2019	100	737	844	-	2.00	-	91%	48,984	47,186	49.0	$1,038	8.0	21.4
		Q3 2019	100	714	801	-	2.02	-	92%	46,641	49,458	50.0	$1,011	4.7	22.0
	Chirano - 90%	Q3 2020	90	768	815	-	1.87	-	88%	39,888	41,927	$50.5	$1,204	$4.5	$14.5
		Q2 2020	90	679	785	-	1.85	-	88%	34,815	36,076	41.9	$1,163	5.2	11.8
		Q1 2020	90	690	873	-	1.73	-	88%	40,019	35,401	43.0	$1,215	4.7	14.3
		Q4 2019	90	737	844	-	2.00	-	91%	44,086	42,468	44.1	$1,038	7.2	19.3
		Q3 2019	90	714	801	-	2.02	-	92%	41,977	44,512	45.0	$1,011	4.3	19.8

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.

(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only

(c)	The Kupol segment includes the Kupol and Dvoinoye mines.

(d)	Kupol silver grade and recovery were as follows: Q3 2020: 74.19 g/t, 88%; Q2 2020: 70.36 g/t, 86%; Q1 2020: 80.02 g/t, 84%; Q4 2019: 65.63 g/t, 85%; Q3 2019: 67.44 g/t, 88%

(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2020: 78.68:1; Q2 2020: 104.49:1, Q1 2020: 93.34:1, Q4 2019: 85.59:1; Q3 2019: 86.73:1.

(f)	Dvoinoye ore processed and grade were as follows: Q3 2020: 115,054, 9.44 g/t; Q2 2020: 113,472, 9.55 g/t; Q1 2020: 117,502, 9.24 g/t; Q4 2019: 100,685, 9.89 g/t; Q3 2019: 113,497, 9.82 g/t;

(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

(h)	"nm" means not meaningful.

p.12 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
	Three months ended			Nine months ended
(unaudited, expressed in millions of U.S dollars,	September 30,			September 30,
except per share amounts)	2020	2019		2020	2019
Net earnings attributable to common shareholders - as reported	$240.7	$60.9		$559.1	$197.1
Adjusting items:
Foreign exchange losses (gains)	6.5	(8.6	)#	(0.9)	(6.6)
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	42.7	20.7	#	96.6	13.9
Taxes in respect of prior periods	5.5	22.0	#	11.6	33.4
Reversal of impairment charge(a)	-	-		(48.3)	-
COVID-19 and Tasiast strike costs(b)	19.6	-		49.1	-
U.S. CARES Act net benefit	-	-	#	(25.4)	-
Fort Knox pit wall slide related costs	-	5.7	#	-	17.1
Restructuring costs	-	3.0	#	-	12.2
Other	(3.1)	2.7	#	(2.9)	4.9
Tax effect of the above adjustments	(1.7)	(2.4	)#	(7.2)	(5.1)
	69.5	43.1		72.6	69.8
Adjusted net earnings attributable to common shareholders	$310.2	$104.0		$631.7	$266.9
Weighted average number of common shares outstanding - Basic	1,258.1	1,252.8		1,256.8	1,251.9
Adjusted net earnings per share	$0.25	$0.08		$0.50	$0.21

(a)	During the nine months ended September 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte. There was no tax impact of this impairment reversal.

(b)	Includes $2.3 million and $8.3 million of Tasiast strike costs in the third quarter and first nine months of 2020, respectively, as well as additional COVID-19 related labour, health & safety, donations and other support program costs of $17.3 million and $40.8 million in the third quarter and first nine months of 2020, respectively.

p.13 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S dollars,	September 30,		September 30,
except per share amounts)	2020	2019	2020	2019
Net cash flow provided from operating activities - as reported	$544.1	$231.7	$1,276.5	$816.3

Adjusting items:
Tax payments in respect of prior years	-	16.7	-	16.7
Working capital changes:
Accounts receivable and other assets	40.9	76.2	168.6	101.9
Inventories	13.0	40.5	(26.3)	(9.5)
Accounts payable and other liabilities, including income taxes paid	(48.4)	(69.7)	(33.7)	(111.5)
	5.5	63.7	108.6	(2.4)
Adjusted operating cash flow	$549.6	$295.4	$1,385.1	$813.9

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the interim condensed consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Nine months ended
(unaudited, expressed in millions of U.S. dollars,	September 30,		September 30,
except ounces and production cost of sales per equivalent ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$439.4	$440.6	$1,289.2	$1,278.4
Less: portion attributable to Chirano non-controlling interest(a)	(5.6)	(5.0)	(15.0)	(14.1)
Attributable(b) production cost of sales	$433.8	$435.6	$1,274.2	$1,264.3

Gold equivalent ounces sold	593,218	597,635	1,738,379	1,841,841
Less: portion attributable to Chirano non-controlling interest(j)	(4,659)	(4,946)	(12,601)	(15,468)
Attributable(b) gold equivalent ounces sold	588,559	592,689	1,725,778	1,826,373
Consolidated production cost of sales per equivalent ounce sold	$741	$737	$742	$694
Attributable(b) production cost of sales per equivalent ounce sold	$737	$735	$738	$692

See page 17 of this news release for details of the footnotes referenced within the table above.

p.14 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended September 30,		Nine months ended September 30,
except ounces and production cost of sales per ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$439.4	$440.6	$1,289.2	$1,278.4
Less: portion attributable to Chirano non-controlling interest(a)	(5.6)	(5.0)	(15.0)	(14.1)
Less: attributable(b) silver revenue(c)	(28.8)	(22.1)	(62.7)	(54.7)
Attributable(b) production cost of sales net of silver by-product revenue	$405.0	$413.5	$1,211.5	$1,209.6

Gold ounces sold	577,822	582,629	1,702,089	1,801,660
Less: portion attributable to Chirano non-controlling interest(j)	(4,649)	(4,938)	(12,575)	(15,444)
Attributable(b) gold ounces sold	573,173	577,691	1,689,514	1,786,216
Attributable(b) production cost of sales per ounce sold on a by-product basis	$707	$716	$717	$677

See page 17 of this news release for details of the footnotes referenced within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p.15 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended September 30,		Nine months ended September 30,
except ounces and costs per ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$439.4	$440.6	$1,289.2	$1,278.4
Less: portion attributable to Chirano non-controlling interest(a)	(5.6)	(5.0)	(15.0)	(14.1)
Less: attributable(b) silver revenue(c)	(28.8)	(22.1)	(62.7)	(54.7)
Attributable(b) production cost of sales net of silver by-product revenue	$405.0	$413.5	$1,211.5	$1,209.6
Adjusting items on an attributable(b) basis:
General and administrative(d)	25.3	29.3	81.8	92.3
Other operating expense - sustaining(e)	3.2	4.9	8.8	16.4
Reclamation and remediation - sustaining(f)	12.1	11.9	38.0	35.2
Exploration and business development - sustaining(g)	12.8	18.5	35.1	50.6
Additions to property, plant and equipment - sustaining(h)	73.0	106.2	237.3	282.4
Lease payments - sustaining(i)	3.8	2.8	12.6	9.2
All-in Sustaining Cost on a by-product basis - attributable(b)	$535.2	$587.1	$1,625.1	$1,695.7
Other operating expense - non-sustaining(e)	15.6	12.5	38.9	40.7
Reclamation and remediation - non-sustaining(f)	1.2	1.7	3.7	5.2
Exploration - non-sustaining(g)	11.7	16.7	25.9	32.2
Additions to property, plant and equipment - non-sustaining(h)	138.7	135.6	376.8	478.1
Lease payments - non-sustaining(i)	0.2	0.4	0.9	1.2
All-in Cost on a by-product basis - attributable(b)	$702.6	$754.0	$2,071.3	$2,253.1
Gold ounces sold	577,822	582,629	1,702,089	1,801,660
Less: portion attributable to Chirano non-controlling interest(j)	(4,649)	(4,938)	(12,575)	(15,444)
Attributable(b) gold ounces sold	573,173	577,691	1,689,514	1,786,216
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$934	$1,016	$962	$949
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,226	$1,305	$1,226	$1,261

See page 17 of this news release for details of the footnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p.16 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended September 30,		Nine months ended September 30,
except ounces and costs per equivalent ounce)	2020	2019	2020	2019
Production cost of sales - as reported	$439.4	$440.6	$1,289.2	$1,278.4
Less: portion attributable to Chirano non-controlling interest(a)	(5.6)	(5.0)	(15.0)	(14.1)
Attributable(b) production cost of sales	$433.8	$435.6	$1,274.2	$1,264.3
Adjusting items on an attributable(b) basis:
General and administrative(d)	25.3	29.3	81.8	92.3
Other operating expense - sustaining(e)	3.2	4.9	8.8	16.4
Reclamation and remediation - sustaining(f)	12.1	11.9	38.0	35.2
Exploration and business development - sustaining(g)	12.8	18.5	35.1	50.6
Additions to property, plant and equipment - sustaining(h)	73.0	106.2	237.3	282.4
Lease payments - sustaining(i)	3.8	2.8	12.6	9.2
All-in Sustaining Cost - attributable(b)	$564.0	$609.2	$1,687.8	$1,750.4
Other operating expense - non-sustaining(e)	15.6	12.5	38.9	40.7
Reclamation and remediation - non-sustaining(f)	1.2	1.7	3.7	5.2
Exploration - non-sustaining(g)	11.7	16.7	25.9	32.2
Additions to property, plant and equipment - non-sustaining(h)	138.7	135.6	376.8	478.1
Lease payments - non-sustaining(i)	0.2	0.4	0.9	1.2
All-in Cost - attributable(b)	$731.4	$776.1	$2,134.0	$2,307.8
Gold equivalent ounces sold	593,218	597,635	1,738,379	1,841,841
Less: portion attributable to Chirano non-controlling interest(j)	(4,659)	(4,946)	(12,601)	(15,468)
Attributable(b) gold equivalent ounces sold	588,559	592,689	1,725,778	1,826,373
Attributable(b) all-in sustaining cost per equivalent ounce sold	$958	$1,028	$978	$958
Attributable(b) all-in cost per equivalent ounce sold	$1,243	$1,309	$1,237	$1,264

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(b)	“Attributable” includes Kinross' share of Chirano (90%) and Peak (70%) production and costs.

(c)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and nine months ended September 30, 2020, primarily related to major projects at Tasiast, Fort Knox and Round Mountain. Non-sustaining capital expenditures during the three and nine months ended September 30, 2019, primarily related to major projects at Tasiast, Round Mountain, Bald Mountain and Fort Knox.

(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

(k)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p.17 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “CEO commentary”, “Balance sheet and financial position”, “Long-term production outlook”, “Development Projects”, and “2020 guidance” and include, without limitation, statements with respect to: our guidance for production, production costs of sales, cash flow, free cash flow and capital expenditures; the declaration, payment and sustainability of the Company’s dividends; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “estimate”, “expect”, “forecast”, “forward”, “guidance” “on track”, “on schedule”, “opportunity”, “outlook”, “plan”, “potential”, “prioritize”, “promising”, “prospect”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects, including Kupol and Chirano; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Peak feasibility studies; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company including the accuracy and reliability of the pre-acquisition mineral resource estimates of the Peak project and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 outbreak; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the ongoing industry-wide audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the Company will enter into definitive documentation with the Government of Mauritania in accordance with, and on the timeline contemplated by, the terms and conditions of the term sheet, on a basis consistent with our expectations and that the parties will perform their respective obligations thereunder on the timelines agreed; (22) that the exploitation permit for Tasiast Sud will be issued on timelines consistent with our expectations; (23) that the benefits of the contemplated arrangements related to the agreement in principle will result in increased stability at the Company’s operations in Mauritania; and (24) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p.18 Kinross reports strong 2020 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce.6

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

6) Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p.19 Kinross reports strong 2020 third-quarter results	www.kinross.com